ENDEAVOUR SILVER CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of Common shares (“Common Shares”) of Endeavour Silver Corp. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at 10:00 a.m. (Vancouver time) on Wednesday May 3, 2017 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

All dollar ($) amounts stated in this Information Circular refer to United States dollars, unless Canadian dollars (Cdn.$) are indicated. The noon rate of exchange on March 20, 2017 as reported by the Bank of Canada, for the conversion of U.S.$1.00 into Canadian dollars was Cdn.$1.3357 (Cdn$1.00 equals U.S.$0.7487) .

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 1, 2017 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions (“Notice and Access”) under National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) adopted by the Canadian Securities Administrators (“CSA”) for the delivery of the Information Circular to its shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice (“Notice and Access Notification”) with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy. The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company’s proxy-related materials.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of NI 54-101 of the Canadian Securities Administrators, the Company has distributed the Notice and Access Notification in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy related materials and related documents (including the Notice and Access Notification). Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.

Intermediaries which receive the proxy-related materials (including Notice and Access Notification) are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocation of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is

(a)

received at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b)	provided to the chair of the meeting, at the meeting of shareholders, before any vote in respect of which the proxy is to be used shall have been taken.

or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. As at the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares without par value of the Company (“Common Shares”) carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors of the Company (the “Board of Directors” or “Board”) has fixed March 16, 2017 as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice of and to vote at the Meeting. As of the Record Date, 127,108,264 Common Shares were issued and outstanding as fully paid and non-assessable. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the office of Computershare Investor Services Inc. at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares as at the Record Date, except for the following:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Van Eck Associates Corporation (“VEAC”)(1)	19,784,146	15.57%

_________________________________
(1)

Based on public filings, VEAC reports that it is an investment manager and that its exchange traded fund business unit over which it has investment authority holds the 19,784,146 Common Shares reported. As VEAC reports that it is relying on aggregation relief under applicable securities law provisions, any Common Shares owned or controlled by other business units or investment funds of VEAC have not been, or may not have been, disclosed. VEAC also reports that it considers that it may be deemed to have control over but not ownership of the Common Shares reported. Beneficial ownership of the Common Shares reported is unknown to the Company.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s articles provide that a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy Form intend to vote for the appointment of KPMG LLP, Chartered Professional Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors of the Company.

ELECTION OF DIRECTORS

The shareholders of the Company last fixed the number of directors of the Company at seven. At the Meeting, shareholders will be asked to elect seven directors.

The persons named below are the seven nominees of management for election as directors, all of whom are current directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is elected or appointed. It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by him; his present principal occupation, business or employment; the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.

			Common
			Shares
			beneficially
Name, place of residence and	Present principal occupation,	Period served as	owned or
position with the Company	business or employment	director	controlled

RICARDO M. CAMPOY(1)(2)	Co-founder of Minerals Capital &	Since July 9,	4,000
New York, U.S.A.	Advisory LLC, a member firm of	2010
Director	Denver-based merchant bank
	HeadwatersMB; Corporate Director

BRADFORD J. COOKE	CEO of the Company	Since July 25,	952,831
British Columbia, Canada		2002
Director and CEO

GEOFFREY A. HANDLEY(1)(2)(3)	Corporate Director	Since June 14,	10,000
New South Wales, Australia		2006
Director and (Non-executive)
Chairman

REX J. MCLENNAN(1)(3)(4)	Corporate Director	Since June 12	10,000
British Columbia, Canada		2007
Director

KENNETH PICKERING(2)(2)(4)	Corporate Director	Since August 20,	5,000
British Columbia, Canada		2012
Director

MARIO D. SZOTLENDER(2)(3)(4)	Corporate Director	Since July 25,	203,600
Caracas, Venezuela		2002
Director

GODFREY J. WALTON	President and COO of the Company	Since July 25,	75,847
British Columbia, Canada		2002
Director, President and COO

_________________________________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Sustainability Committee.

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on April 11, 2013, subject to shareholder approval which was obtained on May 22, 2013, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by April 3, 2017. The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee and the Board. The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination. Further to Toronto Stock Exchange (“TSX”) rules, the Board shall accept such director’s resignation absent exceptional circumstances.

The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders his resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to his resignation. The Board will act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation).

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director’s resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until his successor is duly elected, or his earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Ricardo Campoy was a director of Century Mining Corporation (“Century”) when Century was subject to cease trade orders or management cease trade orders issued in March 2008 and April 2009 that were in effect for more than 30 consecutive days:

(a)

On March 14, 2008, the British Columbia Securities Commission (“BCSC”) issued a cease trade order against the securities of Century until Century filed certain required technical reports in accordance with the CSA’s National Instrument 43-101 Standards of Disclosure for Mineral Projects, it prepared and filed amended interim financial statements, and it prepared and filed amended management’s discussion and analysis for the period ended September 30, 2007. On March 20, 2008 the BCSC revoked the cease trade order and issued instead a management cease trade order relating to the filing of the required records. On July 18, 2008, the BCSC revoked the management cease trade order after Century filed all required records.

(b)

On May 5, 2009, the BCSC issued a management cease trade order in connection with Century’s failure to timely file financial statements and related management’s discussion and analysis for its financial year ended December 31, 2008. On June 16, 2009, the BCSC revoked this management cease trade order after Century filed the required records.

Geoffrey Handley was a director of Mirabela Nickel Limited (“Mirabela”) until January 11, 2014. On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which established a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions, as well as the appointment of certain persons of KordaMentha, a restructuring firm, as joint and several voluntary administrators under the Australian Corporations Act 2001. Mirabela also announced that, under the PSA, the proposed recapitalization was to be effected through a recapitalization and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange was suspended from October 7, 2013 to June 30, 2014.

No proposed director is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the 10 years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The CSA’s National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set out in Appendix A to this Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	the Company’s Chief Executive Officer (“CEO”);

(b)	the Company’s Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company’s most recently completed financial year whose total compensation was, individually, more than Cdn.$150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company’s financial year ended December 31, 2016, the NEOs of the Company were Bradford J. Cooke (CEO), Daniel Dickson (CFO), Godfrey Walton (President and Chief Operating Officer (“COO”)), David Howe (Vice President Operations, Mexico (“VP Mexico Operations”) until August 13, 2016), Luis Castro (Vice President, Exploration (“VP Exploration”)) and Dale Mah (Vice President Corporate Development (“VP Corporate Development”)) .

Compensation Discussion and Analysis

General

The Company’s executive compensation program is overseen by the Compensation Committee of the Board of Directors (“Compensation Committee”). In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company’s executive compensation program is based on a pay-for-performance philosophy. The executive compensation program is designed to attract, retain, encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are targeted within a 20% range of the 50th percentile to be competitive with the base salaries paid by benchmarked mining companies with comparable revenues and asset bases to that of the Company (see “Base Salary”).

For 2016, total direct compensation (“Total Direct Compensation”) for each of the NEOs, as well as for executive officers as a whole, consisted of a Base Salary, along with short term incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options. The targeted Short Term Incentive Plan (“STIP”) and Long Term Incentive compensation (“LTI”) are directly tied to corporate and individual performance. Total Direct Compensation is targeted at 75th percentile of the benchmarked mining companies. Actual compensation is positioned above or below target as performance warrants. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

No NEO or director is permitted to purchase any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the NEO or director.

The Compensation Committee and the Board have considered the implications of risks associated with the Company’s compensation policies and practices. Among other things, in designing compensation programs, setting objectives, and making incentive awards, the Compensation Committee carefully considers potential risks. Annually, the Compensation Committee assesses the potential risks associated with compensation programs as they relate to short term and long term decision-making by the Company’s executives. A number of business risks were assessed and considered, while significant items included:

•	Achieving safety results and meeting environmental requirements
•	Resource estimation and reserve determination
•	Achievement of annual production and cost targets in balance with long-term development requirements at our operations
•	Appropriate stewardship of the Company’s financial position

The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features. As a result of the review, neither the Compensation Committee nor the Board identified any compensation practices that are reasonably likely to have a material adverse effect on the Company. The design of compensation programs and Board oversight provide a number of controls to mitigate compensation risks, including the following:

•	Appropriate balance of metrics and weightings: Short-term incentive program objectives include a balance of growth, safety, and operating performance and are approved by the Compensation Committee, providing a balanced focus on immediate objectives without sacrificing the growth required to sustain the business. Base salaries are market competitive, thus reducing an over-reliance on variable compensation.

•

Audit of key measureable balances: Significant targets involving estimates are verifiable by external parties, while measurable inputs are disclosed and assessed by the Compensation Committee when necessary.

•	Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time.
•

Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded by the issuance of options. Both the short and long-term incentive programs may be changed, amended or suspended at any time at the Board’s sole discretion. Our stock option plan limits the number of compensation shares that may be issued.

•

Control features/plan governance: Goals and metrics are reviewed by the Compensation Committee and approved by the Board. Final award payout levels and cash incentives to key executives for 2016 were reviewed by the Compensation Committee and approved by the Board, either of which may have exercised their discretion to alter the award amounts.

•

Time horizon of payments or realization of value: Short-term incentive awards for 2016 were made in March 2017, following the performance year. The 2016 long-term incentive program option awards vest over two years and have a five-year life. The recipients of these awards realize an increase or decrease in value based on share price.

•	Restrictions on hedging and derivative trading: Company’s executives are prohibited from engaging in hedging or derivative trading with our securities.

In support of our goal of aligning CEO and shareholder interests and discourage undue and excessive risk, in March 2016, the Board adopted a guideline of requiring the CEO of the Company to meet minimum share ownership requirements. The CEO share ownership guideline is to maintain the guideline amount at two times the CEO’s annual base salary. See also “Director Compensation - Retainer Fees” for minimum share ownership requirements adopted for non-executive directors of the Company.

Base Salary

The level of base salary for each management employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company. The Compensation Committee prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers. In 2013, the Compensation Committee retained Towers Watson to provide independent analysis in order to support the Compensation Committee’s process and analysis on executive and director compensation. Towers Watson benchmarked the competitiveness of the compensation arrangements for the Company’s executives and directors against a peer group of mining companies with similar qualitative and quantitative operating characteristics.

In 2016, the Compensation Committee retained Willis Tower Watson to review and update the 2013 analysis, including a review of base salary, STIP and LTI benchmarks and update of the peer group established in 2013. The recommended target ranges for base salary, STIP incentives and LTI incentives were unchanged.

The 21 companies in the benchmark group are:

Alexco Resource Corporation Alamos Gold Inc. Argonaut Gold Inc. Capstone Mining Corp. Coeur d’Alene Mines Inc. Denison Mines Corp. First Majestic Silver Corp.	Fortuna Silver Mines Inc. Gold Resource Corp. Great Panther Silver Ltd. Hecla Mining Ltd. Imperial Metals Corp. Kirkland Lake Gold Inc. Klondex Mines Ltd.	McEwen Mining Inc. North American Palladium Ltd. Primero Mining Corp. Richmont Mines Inc. Silver Standard Resources Inc. Taseko Mines Ltd. Timmins Gold Corp.

Based on the 2016 market analysis, the NEOs’ base salaries were positioned close to the 52nd percentile on average in 2016. Since the completion of the 2013 independent analysis and to the end of 2015, management base salaries had not changed due to the prevailing industry conditions. Effective February 1, 2016 the NEOs accepted a 20% reduction in base salaries due to the continued prevailing industry conditions and the financial position of the Company at that time.

Short Term Incentive Plan

The Compensation Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The STIP is designed to provide for annual cash awards based on corporate and operational results when measured against predetermined objectives and performance measures. The bonus also includes an individual performance factor which allows the Company to effectively recognize and reward those individuals providing an extraordinary contribution to the Company during the year. The objectives of the STIP are to align the individual contribution with Company objectives, communicate key objectives which are most highly valued and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

The STIP is based on a formula which includes:

1.	Target Eligible Bonus
2.	Corporate and Department Percent Target Award Levels (“Percent Target Award Levels”)
3.	Individual Performance Factor

The award formula is as follows:

				Percent		Individual
Short-term		Target		Weighted		Performance
Incentive	=	Eligible	x	Target	+	Weighted
Award		Bonus		Award		Factor

The Target Eligible Bonuses for the NEOs for the performance for the past, current and upcoming years are as follows:

Position	2015 Target Eligible Bonus (% of Base Salary)	2016 Target Eligible Bonus (% of Base Salary)	2017 Target Eligible Bonus (% of Base Salary)
CEO	80%	80%	85%
CFO	70%	70%	75%
COO	80%	80%	80%
VP Operations	60%	60%	60%
VP Exploration	50%	50%	60%
VP Corporate Development	50%	50%	50%

The Percent Target Award Level is based on combined corporate and department goals for the Company. The achievement for corporate and department goals can range from 0% to 200% of the target weighting, depending on the specific goals and actual performance relative to target. In aggregate, the maximum achievement for the corporate and department goals is 150% of the target weighting. In addition, the STIP allows the Compensation Committee to identify any unforeseen matters or specific accomplishments and include a factor up to 75% weighting (“other corporate goals”). Therefore, the overall maximum Percent Target Award Level is 225% of the target weighting (150% + 75%).

The Individual Performance Factors represent a weighted portion of corporate goals and specific individual goals on the overall STIP award and are determined by the Compensation Committee and take into consideration the following: the individual’s performance, department performance, and overall impact to the Company’s results.

The specific corporate and department goals with corresponding weighting and achievement for 2016 were as follows:

Corporate Goals	Weighting	Target	Achievement
Health, Safety and	7.5%	Improve mine reportable incident rate	7.5%
Sustainability	7.5%	No fatalities	0.0%
	5.0%	Zero material discharges or harmful spills	5.0%
Production	5.0%	Produce 8.3 million silver equivalent oz	10.0%
Capital Investment	5.0%	Meet budgeted expenditures and timeline	5.0%
Development/Exploration	10.0%	Replace silver equivalent reserves & resources	10.0%
	10.0%	Complete positive pre-feasibility study	0.0%
		(“PFS”) for Terronera
	20.0%	Major acquisition	20.0%
All-In Sustaining Cash Costs(1)	5.0%	Less than $12.50 AIS cost per ounce	5.0%
Financial	10.0%	Improve working capital by $25 million	10.0%
	5.0%	Meet budgeted EBITDA per share	5.0%
	10.0%	Complete equity offering	20.0%
Other corporate goals	-	-	-
Target Weighting	100%	Percent Target Award	97.5%

(1)

All-In Sustaining (“AIS”) Cash Costs is a non-IFRS measure commonly reported in the silver and gold mining industry as benchmarks of performance, but does not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. AIS Cash Costs is provided to investors and used by management as a measure of the Company’s operating performance. See the Company’s management’s discussion and analysis for the year ended December 31, 2016 filed at www.sedar.com for further information.

For 2016, the executive team achieved a Percent Target Award Level of 97.5% (as indicated in the table above). The Compensation Committee provided specific individual goals and targets with weightings for 2016 and assessed individual performance of the executive team compared to their respective specific targets resulting in the following Individual Performance Factors:

Position	Individual Performance Factor	Weighting Corporate/Individual
CEO	100%	80/20
CFO	75%	80/20
COO	75%	80/20
VP Operations	N/A	60/40
VP Exploration	75%	60/40
VP Corporate Development	75%	80/20

Individual	Weighting	Target	Achievement
Chief Executive Officer	50.0%	Improve working capital by $25 million	50.0%
	50.0%	Major acquisition	50.0%
Chief Financial Officer	50.0%	Improve working capital by $25 million	50.0%
	25.0%	Ensure value added tax is current	0.0%
	25.0%	Ensure no material weakness	25.0%
Chief Operating Officer	50.0%	Meet consolidated production guidance	50.0%
	25.0%	$80 direct cost per tonne	25.0%
	25.0%	Major acquisition	25.0%
	25.0%	Complete positive PFS for Terronera	0.0%
VP of Exploration	75.0%	Replace silver equivalent reserves & resources	75.0%
	25.0%	Complete positive PFS for Terronera	0.0%
VP of Corporate Development	75.0%	Significant acquisition	75.0%
	25.0%	Complete positive PFS for Terronera	0.0%

The Compensation Committee recognized the extraordinary commitment and performance required by the Chief Operating Officer with the departure of the VP of Operations in August 2016. The Compensation Committee recognized that under the Chief Operating Officer’s stewardship and his assumption of the VP of Operations’ responsibilities and duties for the remainder of 2016, production guidance was revised upward mid-year, while cost reductions improved cash flows and extended the life of its mining assets. Accordingly, the Compensation Committee recognized an additional 37% individual achievement for the Chief Operating Officer.

Executive Compensation Clawback Policy

In March 2016, the Board adopted a clawback policy for executive compensation. Should the Company’s reported financial or operating results be subject to a material negative restatement as the result of fraud, intentional misconduct, or gross negligence of an executive officer, the Company has the right to recover from such executive officer an amount corresponding to any incentive award or portion thereof (including any cash bonus or equity-based award) that the Company determines would not have been granted, vested, or paid had the Company’s results as originally reported been equal to the Company’s results as subsequently restated. The Company will apply a three-year lookback period from the date of any such material negative restatement. Subject to applicable law, the Company has the right to recover such amount by requiring the executive officer to re-pay such amount to the Company by direct payment to the Company or such other means or combination of means as the Company determines to be appropriate.

If the Company determines to seek a recovery pursuant to the clawback policy, it shall make a written demand for repayment from the executive officer and, if such person does not, within a reasonable period of time following such demand, tender repayment in response to such demand, and the Company determines that the executive officer is unlikely to do so, the Company may seek a court order against the executive officer for such repayment.

The Company may not seek recovery to the extent it determines (i) that to do so would not be cost effective or (ii) that it would be better for the Company not to do so. In making such determination, the Company shall take into account such considerations as it deems appropriate, including, without limitation, (A) the likelihood of success under governing law versus the cost and effort involved, (B) whether the assertion of a claim may prejudice the interests of the Company, including in any related proceeding or investigation, (C) the passage of time since the occurrence of the act in the event of fraud or intentional illegal conduct, and (D) any pending legal proceeding relating to such fraud or intentional illegal conduct.

The clawback policy applies to any incentive compensation for years commencing with the Company’s 2016 financial year.

Option-based Awards

The Compensation Committee oversees the administration of the Stock Option Plan, as amended, of the Company (the “Stock Option Plan”). The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

Management evaluates the Company’s performance based on the corporate goals established and vetted by the Compensation Committee and approved by the Board of Directors. The option distribution is recommended by senior management to the members of the Compensation Committee who decide whether they agree with management’s recommendations and who, once satisfied, provide their recommendation to the Board of Directors. The amount of options recommended for each individual is based upon seniority, responsibilities of the job position and the performance of the Company. Previous option grants to an optionee are not taken into account when considering new option grants to the optionee. The Compensation Committee’s recommendation to the Board of Directors includes the number of options to be granted to independent directors and these options are typically issued once a year. The stock options generally have a term of five years and vest 20% every six months, beginning on the date of grant.

Willis Towers Watson assessed the market competitiveness of Total Direct Compensation for the Company’s NEOs, including long-term incentive (“LTI”) compensation. It was recommended that LTI compensation be targeted as a percentage of Total Base Salary, which includes base salary. The LTI compensation for 2016 and 2017 has been targeted as follows:

Position	2016 Target LTI Compensation (% of Base Salary)	2017 Target LTI Compensation (% of Base Salary)
CEO	175%	175%
CFO	150%	150%
COO	165%	165%
VP Operations	150%	125%
VP Exploration	125%	125%
VP Corporate Development	125%	125%

Executive base salaries prior to the 20% reduction were used to determine 2016 LTI Compensation. In 2016, the Board granted additional options for the CEO and CFO to reward the successful equity financings and credit facility restructuring. The CEO and CFO were granted an additional 200,000 options and 100,000 options, respectively in 2016.

The Stock Option Plan presently includes the following provisions:

•

The Stock Option Plan provides for the issuance of options to directors, executive officers employees, and consultants of the Company and its subsidiaries to purchase Common Shares of the Company. Options are issued at the discretion of a committee of the Company’s Board of Directors, which is presently the Compensation Committee.

•

The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 7.5% of the issued and outstanding Common Shares at any time and from time to time.

•

The number of Common Shares reserved for issuance to insiders pursuant to options granted under the Stock Option Plan and issuable to insiders under any security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares at any time (unless disinterested shareholder approval has been obtained).

•

The issuance to insiders of the Company, within any 12-month period, of Common Shares pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares (unless disinterested shareholder approval has been obtained).

•

The number of Common Shares under option at any specific time to any one optionee may not exceed 5% of the issued and outstanding number of Common Shares (determined at the date the option was granted) in any 12-month period (unless disinterested shareholder approval has been received).

•

The exercise price per Common Share that may be purchased upon the exercise of an option will not be lower than the “Market Price” of the Common Shares which, under the Stock Option Plan, is the last closing price of the Common Shares on TSX before the date of the option granted.

•

An optionee may, if allowed under TSX policies and if determined by the Board of Directors of the Company, have a share appreciation right (the “Right”) when entitled to exercise an option. The Right may be exercised to terminate the option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the option, to receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the option exercise price. The Right will not exist until the Board of Directors of the Company formally approves the activation of the Right.

•	Options granted may have a vesting period as required by the Board of Directors on a case-by-case basis.
•	Options may be granted for a term not exceeding 10 years.
•

An option granted to a person who is a director, employee, consultant or executive officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. The Compensation Committee may, however, also set termination periods as it deems appropriate, subject to all applicable laws and TSX policies. Any option or portions of options of terminated individuals not so exercised will terminate and will again be available for future options under the Plan. A change of employment will not be considered a termination so long as the optionee continues to be employed by the Company or its subsidiaries.

•	An option may not be assigned or transferred. During the lifetime of an optionee, the option may be exercised only by the optionee.
•

In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee’s personal representatives, heir or legatees until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death (notwithstanding the normal expiry date of the option).

•

The Board of Directors of the Company may alter, suspend or discontinue the Stock Option Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board of Directors, subject to obtaining shareholder approval for any increase in the aggregate number of Common Shares subject to options under the Stock Option Plan and disinterested shareholder approval for any reduction in the exercise price of an option held by an insider of the Company.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Stock Option Plan.

The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer’s shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company last reconfirmed the Stock Option Plan at the annual general meeting held on May 6, 2015 by approving the unallocated options that may be grantable thereunder.

As at the date hereof, the total number of Common Shares issuable under outstanding options granted under the Stock Option Plan is 4,458,050, representing 3.5% of the issued and outstanding Common Shares of the Company.

Performance Share Unit Plan

In March 2015, the Board established a Performance Share Unit Plan (“PSU Plan”) which has since been approved by the shareholders of the Company. The purposes of the PSU Plan are to assist the Company in attracting, retaining and motivating employees and officers and to more fully align their economic interests with those of the shareholders of the Company.

The PSU Plan includes the following provisions:

•

The Board can grant PSUs to employees or officers of the Company or a related entity of the Company. A PSU is a bookkeeping entry, denominated in Common Shares (generally on a one-for-one basis), that is credited to the PSU account of a participant under the PSU Plan.

•	The maximum number of Common Shares which may be issued under the PSU Plan is 1,000,000 Common Shares, subject to adjustments as provided for in the PSU Plan.
•

No more than 10% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis), can be issuable to insiders of the Company at any time through the PSU Plan and any other security based compensation arrangement (including the Stock Option Plan).

•

Within any one-year period, no more than 10% of the issued and outstanding Common Shares (on a non-diluted basis) can be issued to insiders of the Company through the PSU Plan and any other security based compensation arrangement of the Company (including the Stock Option Plan).

•

Unless otherwise specified by the Board, PSUs granted are subject to a vesting schedule based on the achievement of performance targets which must be met within a performance period. The performance period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive Common Shares or the amount payable in cash on redemption of vested PSUs.

•

All vested PSUs will be redeemed on the redemption date, defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, the participant’s employment has not been terminated.

•

PSUs may not be redeemed until the redemption date applicable to such PSUs and the applicable terms of vesting have been met as determined by the Board in its sole discretion and, except as described below, the holder’s employment has not been terminated prior to the expiry of the performance period.

•

Vested PSUs are redeemable, at the election of the Board in its discretion, for Common Shares (generally on a one-for-one basis), a cash payment equal to the market value of a Common Share (generally on a one-for-one basis) as of the redemption date or a combination of cash or Common Shares. Market value of the Common Shares will be generally be the closing price of Common Shares on the TSX on the trading day immediately before the redemption date.

•

If a PSU is to be redeemed during, or within two trading days after, a trading blackout period imposed by the Company, the PSU shall be redeemed two trading days after the blackout period is lifted by the Company.

•	PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.
•

If employment is terminated for any reason prior to the expiry of the performance period, all outstanding PSUs whether vested or not shall be forfeited and cancelled, except that in certain circumstances after a change of control or employment is terminated as a result of disability or the participant’s death, the participant would continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date and any PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the performance period would be deemed to have vested on the termination date and the participant would be entitled to payment of such PSUs and the redemption date would be the date of termination. In addition, if the participant’s employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

•

Any changes to the PSU Plan require approval of the shareholders of the Company, except that no shareholder approval is required for certain changes, such as changing the termination provisions of a PSU or PSU Plan as long as it does not extend beyond the original expiry date, making housekeeping changes such as correcting errors or clarifying ambiguities, or updating the PSU Plan to reflect changes in governing laws or stock exchange requirements.

•

The Board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material and adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

•	The PSU Plan may be suspended or terminated at any time by the Board. The termination of the PSU Plan may not affect any PSUs granted under the PSU Plan prior to the termination.

In 2016, 425,000 PSUs were granted by the Company under the PSU Plan. The PSUs were granted as a special award designed as a retention incentive due to executive salary rollbacks, the financial position of the Company and the prevailing market conditions at the time of grant. The performance measure adopted for this reward was for the executives to remain with Company until January 1, 2017 for the PSU to vest. A total of 100,000 PSUs were cancelled in 2016 before vesting. A total of 325,000 PSUs were earned on January 1, 2017.

The Compensation Committee has recommended 25% of the long term incentives be earned through PSU grants effective for January 1, 2017. Further, the Compensation Committee’s expectation is that the performance measure for PSU grants would be based on total shareholder returns compared to a precious metals index or peer group.

As at the date hereof:

(a)	the total number of Common Shares issued or earned under the PSU Plan is 325,000, representing 0.3% of the issued and outstanding Common Shares;
(b)	the total number of Common Shares that remain issuable under the PSU Plan is 675,000, representing 0.5% of the issued and outstanding Common Shares; and
(c)	there are no outstanding PSUs granted under the PSU Plan.

Compensation Governance

The Compensation Committee is comprised of four independent directors, Ricardo Campoy (Chair), Geoffrey Handley, Mario Szotlender and Kenneth Pickering. Messrs. Campoy, Handley, Szotlender and Pickering have human resource and compensation experience relevant to oversee and advise on the Company’s executive compensation practices.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. The members have either in the past served or currently serve on compensation committees of other public mining companies.

The Compensation Committee’s responsibilities, powers and operation are described in Appendix A - “Corporate Governance Disclosure” under the subheading, “Compensation”.

As noted under “Compensation Discussion and Analysis-Base Salary”, in 2016, the Compensation Committee retained Willis Towers Watson to update its 2013 analysis of the Company’s compensation program. Willis Towers Watson has not been retained for any other services by the Company since January 1, 2016.

The following table sets forth, by category, the aggregate fees billed by each compensation consultant or advisor retained by the Company for each of the financial years ended December 31, 2016 and December 31, 2015:

Executive Compensation-Related Fees

	Executive compensation- related fees (Cdn.$)	All other fees (Cdn.$)
Willis Towers Watson
Year ended December 31, 2016	$31,500	Nil
Year ended December 31, 2015	Nil	Nil

Performance Graph

The following graph compares the total cumulative shareholder return for Cdn.$100 invested in Common Shares of the Company for the period from January 1, 2012 at the opening of trading to December 31, 2016 with the cumulative total return of the S&P/TSX Composite Index. Dollar amounts in the following graph refer to Canadian dollars (Cdn.$).

	Jan. 1/12 (Cdn.$)	Dec. 31/12 (Cdn.$)	Dec. 31/13 (Cdn.$)	Dec. 31/14 (Cdn.$)	Dec. 31/15 (Cdn.$)	Dec. 31/16 (Cdn.$)
Endeavour Silver Corp.	$100.00	$ 79.27	$ 38.83	$ 25.68	$ 20.02	$ 48.03
S&P-TSX Composite Index	$100.00	$107.19	$121.11	$133.90	$122.76	$148.64

The performance shown by this graph is reflected in the Company’s executive compensation from 2013 to 2016. Leading into the described period, precious metals prices rose significantly, resulting in an increased demand throughout the industry for experienced management. The consequence of the increased demand for experienced management was a significant expansion of labour costs throughout the industry and the Company’s executive compensation was designed to retain experienced management by benchmarking salaries and incentive programs against industry salary surveys. In 2013, the Company retained Towers Watson, an external advisory firm, to benchmark management compensation resulting in adjustments to appropriately position executive compensation amongst its peers. The STIP balanced approach allows short-term incentive to expand and contract with short-term performance, while the ultimate value to be realized from the long-term incentives is directly linked to share price performance. The grant date value of long-term incentives as summarized in the Summary Compensation Table make up a significant portion to total compensation for the NEOs allowing contraction and expansion of compensation to correlate with share performance. The Company’s share performance has directly correlated with the fall in precious metal prices from 2013 to 2015 and management total compensation has decreased over this period.

Effective February 1, 2016 the NEOs accepted a 20% reduction in base salaries due to the continued prevailing industry conditions. This directly impacted the 2016 quantum of their STIP target and LTI awards.

Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates in respect of each of the Company’s three financial years ended December 31, 2016 by the NEOs.

Non-equity incentive
plan compensation
($)
			Share-	Option-		Long-		All other	Total
			based	based	Annual	term	Pension	compen-	compen-
Name and		Salary	awards	awards(1)	incentive	incentive	value	sation	sation
principal position	Year	($)	($)	($)	plans(2)	plans	($)	($)	($)
BRADFORD COOKE CEO	2016 2015 2014	289,927(3) 372,068(3) 430,417(3)	226,761(4) Nil Nil	916,182 527,360 760,365	222,219(5) 119,636(5) 147,016(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	1,655,089 1,019,064 1,337,798
DANIEL DICKSON CFO	2016 2015 2014	189,215(3) 242,823(3) 280,903(3)	170,071(4) Nil Nil	583,025 316,416 424,619	120,424(5) 76,452(5) 83,895(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	1,062,735 635,691 789,417
GODFREY WALTON COO	2016 2015 2014	259,409(3) 332,903(3) 385,110(3)	226,761(4) Nil Nil	499,736 421,888 641,866	263,750(5) 151,644(5) 199,750(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	1,249,656 906,435 1,226,726
DAVID HOWE(8) VP Mexico Operations	2016 2015 2014	234,308 400,000 400,000	226,761(4) Nil Nil	374,802 369,152 552,993	Nil 194,600 188,000	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	835,871 963,752 1,140,993
LUIS CASTRO VP Exploration	2016 2015 2014	223,055(7) 245,371(7) 225,245(7)	113,380(4) Nil Nil	291,512 263,680 286,371	110,625 112,000 82,000	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	738,572 621,051 593,616
DALE MAH(9) VP Corporate Development	2016	83,690(3)	Nil	208,137	38,153(5)	Nil	Nil	(6)	328,715

_________________________________
(1)

The grant date fair value of each option granted during the years ended December 31, 2014, 2015 and 2016 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of, 59.11% (in 2014), 62.41% (in 2015) and 66.74% (in 2016); risk free interest rate of 1.34% (in 2014), 0.91% (in 2015) and 0.70% (in 2016); expected option life of 4.0 years (in 2014), 4 years (in 2015) and 4 years (in 2016); and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(2)	Comprised of performance bonuses earned during the indicated year and paid during and/or subsequent to the year end.
(3)

Amount paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7551 for 2016, Cdn.$1.00=U.S.$0.7833 for 2015 and Cdn.$1.00=U.S.$0.9061 for 2014. No compensation amounts received by Messrs. Cooke and Walton relate to their director roles.

(4)

Amounts represent the grant date fair market value of PSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date of Cdn.$1.00=U.S.$0.7509 (based on the Cdn.$3.02 closing price of the Common Shares on TSX on that date). Mr. Howe’s PSUs were cancelled, unvested upon his resignation.

(5)

Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rate at the time the award was submitted to the Compensation Committee for approval of Cdn.$1.00=U.S.$0.7459 for 2016, Cdn.$1.00=U.S.$0.7496 for 2015 and Cdn.$1.00=U.S.$0.799 for 2014.

(6)

Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either Cdn.$50,000 or 10% of the NEO’s total salary for the financial year.

(7)

Amount paid in a Mexican Pesos. The payments made in Mexican Pesos were translated at the yearly average exchange rate of 1 Peso=U.S.$0.0536 for 2016, 1 Peso=U.S.$0.0631 for 2015 and 1 Peso=U.S.$0.07527 for 2014.

(8)	Mr. Howe resigned his position as VP Operations effective August 13, 2016.
(9)	Mr. Mah’s became VP Corporate Development effective June 1, 2016.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards (including share appreciation rights) and share-based awards to NEOs outstanding as at December 31, 2016.

	Option-based Awards				Share-based Awards
					Number of	Market or	Market or
	Number of				shares or	payout value	payout value of
	securities			Value of	units of	of share-	vested share-
	underlying	Option		unexercised	shares that	based awards	based awards
	unexercised	exercise		in-the-money	have not	that have not	not paid out or
	options	price(1)	Option	options(1)(2)	vested(7)	vested(8)	distributed
Name	(#)	($)	expiration date	($)	(#)	($)	($)
BRADFORD COOKE	400,000(3)	3.06	May 22, 2018	187,412	100,000	353,509	N/A
	385,000(4)	3.47	May 14, 2019	22,906
	300,000(5)	1.97	May 13, 2020	468,531
	550,000(5)	3.20	May 26, 2021	184,066
DANIEL DICKSON	125,000(3)	3.06	May 22, 2018	58,566	75,000	264,943	N/A
	80,000(4)	3.47	May 14, 2019	4,760
	300,000(5)	1.97	May 13, 2020	234,266
	350,000(5)	3.20	May 26, 2021	117,133
GODFREY WALTON	68,000(3)	3.06	May 22, 2018	31,860	100,000	353,509	N/A
	350,000(4)	1.97	May 13, 2020	546,620
	300,000(5)	3.20	May 26, 2021	100,400
LUIS CASTRO	29,000(3)	3.47	May 14, 2019	1,725	50,000	176,629	N/A
	150,000(4)	1.97	May 13, 2020	234,266
	175,000(5)	3.20	May 26, 2021	58,566
DALE MAH	100,000(3)	3.20	June 1, 2021	33,467	Nil	N/A	N/A

(1)	All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2016 exchange rate of Cdn.$1.00=U.S.$0.7437.
(2)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2016 (based on the Cdn.$4.75 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2016 exchange rate of Cdn.$1.00=U.S.$0.7437.

(3)	Options are fully vested.
(4)	As at December 31, 2016, 80% of these options had vested and an additional 20% will vest on May 13, 2017.
(5)	As at December 31, 2016, 40% of these options had vested and an additional 20% will vest on each of May 26, 2017, November 26, 2017, and May 26, 2018.

(6)	As at December 31, 2016, 40% of these options had vested and an additional 20% will vest on each of June 1, 2017, December 1, 2017, and June 1, 2018
(7)	All outstanding PSUs that vest on January 1, 2017
(8)

The market value of the PSUs that have not vested is based on the market value of the Common Shares underlying the PSUs on December 31, 2016 (based on the Cdn.$4.75 closing price of the Common Shares on the TSX on that date) translated at the December 31, 2016 exchange rate of Cdn>$1.00=U.S.$0.7437.

Incentive plan awards—value vested or earned during the year

The following table sets out information for the NEOs on value of incentive awards vested or earned during the fiscal year ended December 31, 2016.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
BRADFORD COOKE	401,026	Nil	222,219(2)
DANIEL DICKSON	242,470	Nil	120,424(2)
GODFREY WALTON	306,835	Nil	263,750(2)
DAVID HOWE	113,431	Nil	Nil
LUIS CASTRO	189,893	Nil	110,625
DALE MAH	12,270	Nil	38,153(2)

(1)	All option-based awards are made in Cdn.$. The value vested during the year has been translated at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7437.
(2)	Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rates of Cdn.$1.00=U.S.$0.7459 in effect at the time awards were submitted to the Compensation Committee for approval.

Pension Plan Benefits

The Company and its subsidiaries do not have any pension plan arrangements in place.

Employment Agreements / Termination and Change of Control Benefits

As at December 31, 2016, the Company had employment agreements or arrangements which included change of control provisions with each of Bradford Cooke, Daniel Dickson, Godfrey Walton and Dale Mah. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2016, the total cost to the Company of related payments to the NEOs is estimated at Cdn.$4,235,508 (U.S.$3,149,947). The table below summarizes the estimated incremental payments related to various termination scenarios assuming the events occurred on December 31, 2016. Further details of the provisions for each NEO as at December 31, 2016 are described after the table. Canadian dollar denominated amounts have been translated using the December 31, 2016 exchange rate of Cdn.$1.00=U. S.$0.7437.

Name	Termination without Cause	Voluntary Resignation(1)	Change-in-Control(2)
BRADFORD COOKE	Cdn.$772,920	Cdn.$416,670	Cdn.$1,517,135
DANIEL DICKSON	Cdn.$471,448	Cdn.$238,948	Cdn.$ 954,976
GODFREY WALTON	Cdn.$778,600	Cdn.$459,850	Cdn.$1,503,977
DALE MAH	Cdn.$120,575	Nil	Cdn.$ 259,419

(1)	Contingent upon providing three months’ notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors.
(2)	Payable in the event of resignation or termination within six months of a change in control.

The Board of Directors of the Company has approved the terms of an employment agreement dated March 8, 2017, with retroactive effect to January 1, 2017 (each a “Senior Executive Agreement”), between the Company and each of Messrs. Bradford Cooke (CEO), Daniel Dickson (CFO) and Godfrey Walton (COO) (each a “Senior Executive”), with an indefinite term and provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation, and confidentiality provisions of indefinite application. Under the terms of each Senior Executive Agreement, upon termination of the Senior Executive’s employment without cause, he would be entitled to receive an amount equal to his then annual base salary, plus the amount of the previous year’s annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for 12 months. In the case of the Senior Executive’s voluntary resignation with three months’ notice, he would be entitled to receive an amount equal to three months of his then annual base salary, plus the pro rata amount of the previous year’s annual bonus and the cash equivalent of his accrued vacation pay, and his outstanding stock options would remain in good standing for three months. In the event of termination of the Senior Executive’s employment within 12 months of a change in control of the Company, he would be entitled to receive an amount equal to twice his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous two years’ annual bonuses and the cash equivalent of two years’ vacation pay, and his then vested stock options would remain in good standing for 12 months. The Senior Executive Agreements also contain non-competition and non-solicitation clauses effective during the term of employment.

The Company has an employment agreement dated June 1, 2016 (the “Mah Agreement”) with Dale Mah (VP Corporate Development) for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application. Under the terms of the Mah Agreement, upon termination without cause or if Mr. Mah left the Company within six months of a change of city from which the Company carries on business, he would be entitled to receive an amount equal to his one-half of this then annual base salary, plus one-half of the amount of the previous year’s annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for six months. In the event of termination within six months of a change in control, Mr. Mah would be entitled to receive an amount equal to his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous years’ annual bonus and the cash equivalent of one year of vacation pay, and his outstanding stock options would remain in good standing for 12 months. The Mah Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

Director Compensation

Discussion of Directors’ Compensation

Up until 2013, the non-executive directors of the Company were primarily compensated by way of directors’ fees and stock options. In 2013, deferred share units (“DSUs”, as described below) were granted to certain non-executive directors who elected to receive DSUs in lieu, in whole or part, of stock options and director’s fees otherwise receivable.

Deferred Share Unit Plan

In May 2013, the Board established a Deferred Share Unit Plan (the “DSU Plan”). The purposes of the DSU Plan are to promote a greater alignment of interests between non-employee directors and the shareholders of the Company and to provide a compensation system for non-employee directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may, at its complete discretion, award such number of DSUs to an eligible director to provide appropriate equity-based compensation for the services the director renders to the Company. Unless otherwise determined by the Board, DSUs vest immediately and a director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSUs are paid in cash upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the director from the Board; (ii) the date of death of the director; and (iii) the date of removal of the director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise, and on which date the director is not an employee or director of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested.

Retainer Fees

In 2013, the Board, on recommendation of the Compensation Committee, approved fees for independent directors as follows, payable in cash or in equivalent value of DSUs as at the grant date determined by the Board, which continued to be in effect for 2016:

Director Compensation	Cdn.$
Independent Board Member	30,000	Annual Retainer
Additional Retainer for Chairman of the Board	20,000	Annual Retainer
Additional Retainer for Chairman of the Audit Committee	15,000	Annual Retainer
Additional Retainer for Chairman of the Corporate Governance Committee	5,000	Annual Retainer
Additional Retainer for Chairman of the Compensation Committee	5,000	Annual Retainer
Additional Retainer for Chairman of the Sustainability Committee	5,000	Annual Retainer
Board Member Meeting Fee	1,300	Per meeting
Committee Member Meeting Fee	1,000	Per meeting

The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except incentive stock options.

In support of our goal of aligning director and shareholder interests and discourage undue and excessive risk, all the Company’s directors must meet minimum share ownership requirements. The required holdings may be satisfied through holdings of Common Shares or outstanding DSUs. The director share ownership guideline is to maintain the guideline amount at three times the directors’ annual retainer. The directors must acquire at least Cdn$90,000 in Common Shares and/or DSUs by November 2017 or within five years of being elected.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are NEOs) during the financial year ended December 31, 2016. For directors who are NEOs, see “Executive Compensation—Summary Compensation Table”.

		Share-	Option-	Non-equity		All other
	Fees	based	based	incentive plan	Pension	compen-
	earned(1)	awards(2)	awards(3)	compensation	value	sation	Total
Name	($)	($)	($)	($)	($)	($)	($)
RICARDO CAMPOY	41,304(4)	Nil	98,975	Nil	Nil	Nil	140,279
GEOFFREY HANDLEY	57,916(4)	38,155	49,487	Nil	Nil	Nil	145,558
REX MCLENNAN	49,610(5)	76,311	Nil	Nil	Nil	Nil	125,921
KENNETH PICKERING	42,814(6)	76,311	Nil	Nil	Nil	Nil	119,125
MARIO SZOTLENDER	37,794(7)	38,155	49,487	Nil	Nil	Nil	127,437

_________________________________
(1)	Amounts paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7551.
(2)

Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date. The accounting fair value is based on the total number of DSUs granted times the December 31, 2016 market price of the Common Shares (based on the Cdn.$4.75 closing price of the Common Shares on TSX on that date). The accounting fair values are $82,131 for Rex McLennan and Kenneth Pickering and $41,066 for Geoff Handley and Mario Szotlender, calculated in Cdn.$ and translated to U.S.$ based on the exchange rate of Cdn.$1.00=U.S.$0.7437 on December 31, 2016.

(3)

The grant date fair value of each option granted during the year ended December 31, 2016 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 66.74%; risk free interest rate of 0.70%; expected option life of 4 years; and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(4)	$3,483 of this amount was settled with an aggregate of 986 DSUs granted under the DSU Plan.
(5)	$31,626 of this amount was settled with an aggregate of 10,443 DSUs granted under the DSU Plan.
(6)	$11,784 of this amount was settled with an aggregate of 3,336 DSUs granted under the DSU Plan.
(7)	$23,141 of this amount was settled with an aggregate of 7,694 DSUs granted under the DSU Plan.
(8)	$11,643 of this amount was settled with an aggregate of 4,733 DSUs granted under the DSU Plan.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards and share-based awards to directors of the Company (other than directors who are NEOs) that were outstanding as at December 31, 2016.

	Option-based Awards				Share-based Awards

						Market or	Market or
					Number of	payout	payout value
	Number of				shares or	value of	of vested
	securities			Value of	units of	share-based	share-based
	underlying	Option		unexercised	shares that	awards that	awards not
	unexercised	exercise		in-the-money	have not	have not	paid out or
	options	price(1)	Option	options(1)(2)	vested	vested	distributed(6)
Name	(#)	($)	expiration date	($)	(#)	($)	($)
RICARDO CAMPOY	53,000(3)	3.06	May 22, 2018	24,832	Nil	N/A	82,965
	50,000(3)	3.47	May 14, 2019	2,975
	47,500(4)	1.97	May 13, 2020	74,184
	47,500(5)	3.20	May 26, 2021	20,080
GEOFFREY HANDLEY	30,000(5)	3.20	May 26, 2021	10,040	Nil	N/A	539,870
REX MCLENNAN	19,000(4)	1.97	May 13, 2020	29,674	Nil	N/A	386,808
KENNETH PICKERING	22,250(3)	6.50	Nov. 8, 2017	Nil	Nil	N/A	418,205
	53,000(3)	3.06	May 22, 2018	24,832
MARIO SZOTLENDER	26,500(3)	3.06	May 22, 2018	12,416	Nil	N/A	375,720
	19,000(4)	1.97	May 13, 2020	29,674
	30,000(5)	3.20	May 26, 2021	10,040

_________________________________
(1)	All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2016 exchange rate of Cdn.$1.00=U.S.$0.7437.
(2)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2016 (based on the Cdn.$4.75 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2016 exchange rate of Cdn.$1.00=U.S.$0.7437.

(3)	Options are fully vested.
(4)	As at December 31, 2016, 80% of these options had vested and an additional 20% will vest on May 13, 2017.
(5)	As at December 31, 2016, 40% of these options had vested and an additional 20% will vest on each of May 26, 2017, November 26, 2017, and May 26, 2018.
(6)

Represents the value of outstanding DSUs, which were fully vested upon granting. The value of DSUs is calculated using the closing price of the Common Shares of the Company on December 31, 2016 (based on the Cdn.$4.75 closing price of the Common Shares on TSX on that date translated at the December 31, 2016 exchange rate of Cdn.$1.00=U.S.$0.7437) times the number of DSUs outstanding.

Incentive plan awards—value vested or earned during the year

The following table sets out information for directors of the Company (other than directors who are NEOs) on value of incentive awards vested or earned during the fiscal year ended December 31, 2016.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
RICARDO CAMPOY	39,024	Nil	Nil
GEOFFREY HANDLEY	3,036	38,155	Nil
REX MCLENNAN	32,953	76,311	Nil
KENNETH PICKERING	Nil	76,311	Nil
MARIO SZOTLENDER	35,459	38,155	Nil

(1)	All option-based awards are made in Cdn.$. The value vested during the year has been translated at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7551.

(2)

Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. All DSUs were fully vested upon granting. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date. Does not include vested DSUs granted to settle directors’ fees otherwise payable in cash.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2016.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)(1)	4,458,050	Cdn.$3.93	5,072,970
Equity compensation plans approved by securityholders (PSU Plan)(2)	325,000	N/A	675,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,783,050		5,747,970

(1)

As at December 31, 2016, the total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan was 7.5% of the issued and outstanding Common Shares (being 9,531,020 Common Shares as at December 31, 2016).

(2)

The maximum number of Common Shares which may be issued under the PSU Plan is 1,000,000 Common Shares. Vested PSUs are redeemable, at the election of the Board in its discretion, for Common Shares, a cash payment equal to the market value of a Common Share as of the redemption date or a combination of cash or Common Shares. See “Compensation of Executive Officers and Directors - Executive Compensation - Performance Share Unit Plan”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2016 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial Information

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2016 which are available on SEDAR and may also be obtained by telephoning the Company at 877-685-9775 (toll free) or 604-685-9775.

Audit Committee Disclosure

Pursuant to the CSA’s National Instrument 52-110-Audit Committees, disclosure relating to the Company’s Audit Committee is contained in Item 16.2 of the Company’s Annual Information Form dated March 17, 2017 for the financial year ended December 31, 2016 filed on SEDAR on March 20, 2017.

DATED as of the 20th day of March, 2017.

BY ORDER OF THE BOARD

“Bradford J. Cooke”

BRADFORD J. COOKE
Director and CEO

APPENDIX A

ENDEAVOUR SILVER CORP.
(the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE	COMMENTS
REQUIREMENTS

Board of Directors

Disclose the identity of directors and	Ricardo Campoy, Geoffrey Handley, Rex McLennan, Kenneth Pickering and Mario Szotlender are independent.
proposed directors who are
independent

Disclose the identity of directors and	Bradford Cooke – Executive officer of the Company
proposed directors who are not	Godfrey Walton – Executive officer of the Company
independent, and describe the basis
for that determination

Disclose whether or not a majority of	The Board is currently composed of seven directors (all of whom are nominated for re-election), the majority of whom is independent.
the directors are independent and
whether or not a majority of the
directors nominated for election will
be independent. If the majority of
directors or proposed directors are
not independent, describe what the
Board of Directors does or will do to
facilitate its exercise of independent
judgement in carrying out its
responsibilities.

If a director or proposed director is	Ricardo Campoy	—	General Moly Inc.
presently a director of another issuer
that is a reporting issuer (or the	Bradford Cooke	—	Canarc Resource Corp.
equivalent) in a jurisdiction or a
foreign jurisdiction, identify both the			Radius Gold Inc.
director and the other issuer.
	Geoffrey Handley	—	Eldorado Gold Corporation

	Rex McLennan	—	Boart Longyear Limited.

	Kenneth Pickering	—	Enaex S.A.
Teck Resources Limited
Northern Dynasty Minerals Ltd

	Mario Szotlender	—	Atico Mining Corporation
Focus Ventures Ltd.
Fortuna Silver Mines Inc.
Radius Gold Inc.
Revelo Resources Corp.

Disclose whether or not the	The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent directors meet informally (without members of management) prior to or after regularly scheduled Board of Director meetings to discuss current matters. In addition, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.
independent directors hold regularly
scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors

DISCLOSURE	COMMENTS
REQUIREMENTS

Disclose whether or not the chair of	Geoffrey Handley is the Chairman of the Board and is an independent
the board is an independent director.	director.
If the board has neither a chair that is
independent nor a lead director that is
independent, describe what the board
does to provide leadership for its
independent directors

Disclose the attendance record of	The attendance record of each current director for all Board meetings held in 2016 was as follows:
each director for all board meetings
held since the beginning of the
issuer’s most recently completed	Ricardo Campoy — 9 of 9 meetings
financial year	Bradford Cooke — 8 of 9 meetings
Geoffrey Handley — 9 of 9 meetings
Rex McLennan — 9 of 9 meetings
Kenneth Pickering — 9 of 9 meetings
Mario Szotlender — 9 of 9 meetings
Godfrey Walton — 8 of 9 meetings

The attendance record of each current director member of the Audit Committee for meetings of that committee held in 2016 was as follows:

Ricardo Campoy — 4 of 4 meetings
Geoffrey Handley — 4 of 4 meetings
Rex McLennan — 4 of 4 meetings
Mario Szotlender(1) — 2 of 2 meetings
Kenneth Pickering (1) — 2 of 2 meetings
(1) In May 2016, Mr. Szotlender ceased to be a member of the Audit Committee and Mr. Pickering was appointed to the Audit Committee.

The attendance record of each current director member of the Corporate Governance and Nominating Committee for meetings of that committee held in 2016 was as follows:

Geoffrey Handley — 2 of 2 meetings
Rex McLennan — 2 of 2 meetings
Mario Szotlender — 2 of 2 meetings

The attendance record of each current director member of the Compensation Committee for meetings of that committee held in 2016 was as follows:

Ricardo Campoy — 4 of 4 meetings
Geoffrey Handley — 4 of 4 meetings
Kenneth Pickering — 4 of 4 meetings
Mario Szotlender — 4 of 4 meetings

DISCLOSURE	COMMENTS
REQUIREMENTS

The attendance record of each current director member of the Sustainability Committee for meetings of that committee held in 2016 was as follows:

Rex McLennan — 3 of 3 meeting
Kenneth Pickering — 3 of 3 meeting
Mario Szotlender — 3 of 3 meeting

Other proceedings of the directors and Board committees were effected by written consent resolutions signed by all of the directors or Board committee members, as applicable.

Board Mandate

Disclose the text of the board’s written mandate

A copy of the full text of the Board’s Mandate can be viewed at www.sedar.com and on the Company’s website at www.edrsilver.com and is incorporated by reference herein. The following is a summary of the Board’s Mandate.

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

• the strategic planning process of the Company;
• identification and management of the principal risks associates with the business of the Company;
• planning for succession of management;
• the Company's policies regarding communications with its shareholders and others; and
• the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company’s existing formal committees, being the Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Sustainability Committee. In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The President/COO and the CEO are members of the Board, giving the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

DISCLOSURE	COMMENTS
REQUIREMENTS

Position Descriptions

Disclose whether or not the board has

The Board has developed a written position description for the Chairman, but has not yet developed written position descriptions for the chair of any Board committees. The Board is of the view that given the experience of the respective chairs of the Board committees, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time and, if further written position descriptions appear to be justified, they will be prepared.

developed written position
descriptions for the chair and the
chair of each board committee. If the
board has not developed written
position descriptions for the chair
and/or the chair of each board
committee, briefly describe how the
board delineates the role and
responsibilities of each such position.

Disclose whether or not the board and	The Board has developed a written position description for the CEO.
CEO have developed a written
position description for the CEO. If
the board and CEO have not
developed such a position description,
briefly describe how the board sets out
the CEO’s role and responsibilities

Orientation and
Continuing Education

Briefly describe what measures the	The Company’s general education programs are overseen by the Corporate Governance and Nominating Committee. See “Nomination of Directors” and “Other Board Committees” below for the responsibilities of the Corporate Governance and Nominating Committee.
board takes to orient new directors
regarding:

(i) the role of the board, its
committees and its directors; and

(ii) the nature and operation of the
issuer’s business

Briefly discuss what measures, if any,

The Company and its directors are members of the Institute of Corporate Directors and members are encouraged to seek continuing education. Rex McLennan completed the ICD Director’s Education Program in 2013 and earned the ICD.D designation in June 2013.

the board takes to provide continuing
education for its directors. If the
board does not provide continuing
education, describe how the board
ensures that its directors maintain the
skill and knowledge necessary to meet
their obligations as directors

Ethical Business Conduct

Disclose whether or not the board has

The Board has adopted a written Code of Business and Ethics for the directors, officers and employees of the Company. A copy of the Code of Conduct is available on SEDAR at www.sedar.com and on the Company’s website at www.edrsilver.com.

adopted a written code for the
directors, officers and employees.

DISCLOSURE	COMMENTS
REQUIREMENTS

Describe any steps the board takes to

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

ensure directors exercise independent
judgment in considering transactions
and agreements in respect of which a
director or executive officer has a
material interest

Describe any other steps the board

The Company’s Code of Conduct provides that each employee is personally responsible for and it is their duty to report violations or suspected violations of the Code of Conduct and that no employee would be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Employees can discuss any breach or suspected breach of the Code of Conduct with their immediate superior or a member of the Board.

takes to encourage and promote a
culture of ethical business conduct

Nomination of Directors

Describe the process by which the	The Company’s director nomination program is overseen by the Corporate Governance and Nominating Committee.
board identifies new candidates for
board nomination

Disclose whether or not the board has

The Corporate Governance and Nominating Committee is composed entirely of independent directors. Current members of the Corporate Governance and Nominating Committee are Geoffrey Handley (Chair), Rex McLennan and Mario Szotlender.

a nominating committee composed
entirely of independent directors

If the board has a nominating

The Corporate Governance and Nominating Committee has a Charter which sets out the responsibilities, powers and operation of that Committee, the principal ones for selection and nomination of director nominees being:

committee, describe the
responsibilities, powers and operation
of the nominating committee
	(a)	In making its recommendations to the Board regarding director nominees, the Committee shall consider:

		(i)	the appropriate size of the Board,

		(ii)	the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess,

		(iii)	the competencies and skills that the Board considers each existing director to possess,

		(iv)	the competencies and skills each new nominee will bring to the Board, and

		(v)	whether or not each new nominee can devote sufficient time and resources to the nominee’s duties as a director of the Company.

(b)

The Corporate Governance and Nominating Committee shall develop qualification criteria for Board members for recommendation to the Board. In conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any “lead director” of the Board), the Committee shall recommend Board members to the various committees of the Board.

DISCLOSURE	COMMENTS
REQUIREMENTS
(c)

The Corporate Governance and Nominating Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm’s fees and other retention terms. The Committee shall also have authority to engage and compensate any other outside advisor that it determines to be necessary to permit it to carry out its duties.

(d)

The Corporate Governance and Nominating Committee shall, in conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any lead director of the Board), oversee the evaluation of the Board and of the Company and make recommendations to the Board as appropriate.

Disclose whether or not the issuer has
adopted term limits for the directors
on its board or other mechanisms of
board renewal and, if so, include a
description of those director term
limits or other mechanisms of board
renewal. If the issuer has not adopted
director term limits or other
mechanisms of board renewal,
disclose why it has not done so.

The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so for a variety of reasons. The Company makes long-term investments in mining projects and the Board believes that the ongoing industry experience and the corporate memory and perspective of long-serving directors with the Company gained through multiple commodity price cycles as they affect the Company is of benefit to the Board. The continued involvement of directors who participate in the initial approval of projects through their development and operation phases also has significant advantages. In addition, the Committee believes that other policies of the Board, including the Board and director self-assessment process, provide effective mechanisms to promote periodic Board renewal.

Compensation

Describe the process by which the board determines compensation for the issuer’s directors and officers	The Company’s executive compensation program is overseen by the Compensation Committee.

Disclose whether or not the board has
a compensation committee composed
entirely of independent directors. If
the board does not have a
compensation committee composed
entirely of independent directors,
describe what steps the board takes to
ensure an objective process for
determining such compensation

The Compensation Committee is composed entirely of independent directors. Current members of the Compensation Committee are Ricardo Campoy (Chair), Geoffrey Handley, Kenneth Pickering and Mario Szotlender. The independent members do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a committee meeting, if a matter is more effectively dealt with without the presence of members of management, the Compensation Committee members ask members of management to leave the meeting, and the independent members then meet in camera.

DISCLOSURE	COMMENTS
REQUIREMENTS

If the board has a compensation	A Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:
committee, describe the
responsibilities, powers and operation
of the compensation committee	•	Review and assess the adequacy of the Charter annually;

	•	Review the adequacy and form of compensation of senior management;

	•	Review and recommend to the Board of Directors for approval policies relating to compensation of the Corporation’s senior management and directors;

	•	Review the performance of the Corporation’s senior management;

	•	Review and approve the corporate goals and objectives relevant to CEO, President and CFO and other senior officer’s compensation;

	•	Review and make recommendations to the Board of Directors with respect to pension, stock option and other incentive plans for the benefit of senior management;

	•	Oversee the administration of the Corporation’s employee stock option plan;

	•	Report to the Board of Directors on all other matters and recommendations made by the Compensation Committee; and

	•	Follow the process established by it for all committees of the Board for assessing the performance of the Committee.

The Compensation Committee meets as required, but at least annually. It reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Compensation Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

Other Board Committees

If the board has standing committees	Corporate Governance
other than the audit, compensation
and nominating committees, identify the committees and describe their function.	In addition to the above-mentioned responsibilities, the Corporate Governance and Nominating Committee is also tasked with the following corporate governance responsibilities:

(a)

The Committee shall review and reassess at least annually the adequacy of the Company’s corporate governance procedures and recommend any proposed changes to the Board for approval. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review its own performance.

	(b)	Maintain minutes of meetings and report to the Board on significant matters arising at Committee meetings at the next scheduled meeting of the Board.

DISCLOSURE	COMMENTS
REQUIREMENTS
	(c)	The Committee may form and delegate authority to subcommittees when appropriate.

(d)

The Committee shall review and recommend changes to the Board of the Company’s Code of Conduct, and shall consider any requests for waivers from the Company’s Code of Conduct. The Company shall make disclosure of such waivers of the Code of Conduct to Canadian securities regulatory authorities as required by law.

	(e)	The Committee shall review annually or more often if appropriate:
(i) Committee members’ qualifications and requirements,
(ii) Committee structure (including authority to delegate) and
(iii) Committee performance (including reporting to the Board).
The Committee shall make recommendations to the Board, as appropriate based on its review.

(f)

The Committee shall receive comments from all directors and report annually to the Board with an assessment of the Board’s performance, which will be discussed with the full Board following the end of each fiscal year.

Sustainability

The Company also has a standing Sustainability Committee. The Sustainability Committee is to be composed of at least three directors, the majority of whom must be independent directors and at least one of whom should have a broad understanding of legislative obligations in relation to occupational health, safety and sustainability. Current members of the Sustainability Committee are Kenneth Pickering (Chair), Rex McLennan and Mario Szotlender. The Sustainability Committee was constituted to assist the Board in fulfilling and discharging its occupational health, safety and sustainability roles and obligations. The Sustainability Committee is To promote sustainability as a company core value, encouraging a culture that recognizes and takes responsibility for the development, approval and implementation of polices, standards, systems and responsible work practices in all its activities that affect employees, contractors and stakeholders. The mandate of the Sustainability Committee includes the following:

(a)

Review policies and procedures with respect to sustainability having regard to regulatory requirements and the objectives of the Company, as applicable, and when appropriate, provide recommendations to executive management on how to enhance the policies as regulations and objectives change.

	(b)	Review lost time data and other statistical measures, rehabilitation status, incident reporting, energy use and intensity, audit outcomes and other performance indicators across the company.

DISCLOSURE	COMMENTS
REQUIREMENTS
	(c)	Assess the impact of current and developing health, safety and sustainability laws, regulations and treaties on the Company.

	(d)	Review the annual sustainability report and or audit plan and review any significant issues that arise from these audits.

	(e)	Review and assess performance against set objectives and targets.

	(f)	Assess the performance of sustainability management system and its suitability to current and future company requirements.

	(g)	Make periodic visits to operations to observe sustainability procedures in practice.

	(h)	Review and make recommendations on the Company’s health, safety and sustainability crisis management plan.

	(i)	Promote management commitment to continuous improvement in health, safety and sustainability performance at all levels of the organization.

	(j)	Oversee participation of executive management in the investigation and review of serious health, safety and environmental incidents.

(k)

Review serious health, safety and environmental incidents with legal counsel to discuss legal exposures and ramifications associated with the incident, and to seek legal advice with regard to the handling of the incident and to prepare for expected litigation.

	(l)	Monitor current, pending or threatened legal action by or against the Company related to environmental, health or safety issues.

	(m)	Review and identify risks related to sustainability and recommend the adoption of appropriate programs to reduce risks.

Assessments

Disclose whether or not the board, its

The Corporate Governance and Nominating Committee is tasked with assessing at least annually the effectiveness and contribution of the Board of Directors, its committees and individual directors. The assessment is conducted through formal, written questionnaires to each director. The Committee then reviews the completed questionnaires and provides a written report on its findings to the Board, including an assessment as to whether the Board and its directors are meeting their obligations under applicable securities legislation and are otherwise performing effectively.

committees and individual directors
are regularly assessed with respect to
their effectiveness and contribution. If
assessments are regularly conducted,
describe the process used for the
assessments. If assessments are not
regularly conducted, describe how the
board satisfies itself that the board, its
committees, and its individual
directors are performing effectively

DISCLOSURE	COMMENTS
REQUIREMENTS

Gender Diversity

Policies Regarding the Representation of Women on the Board	The Board has adopted a Diversity Policy which promotes diversity generally in the workplace by respecting and appreciating differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability, but does not relate to the identification and nomination of women directors specifically. At the Company, all perspectives, experiences, cultures and essential differences that the Board, management and employees possess are respected and valued.

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b) If an issuer has adopted a policy
referred to in (a), disclose the
following in respect of the policy:

(i) a short summary of its objectives
and key provisions,

(ii) the measures taken to ensure that
the policy has been effectively
implemented,

The Company recognizes the benefits arising from Board, management and employee diversity, including broadening the Company’s skill sets and experience, accessing different outlooks and perspectives and benefiting from all available talent.

The Company does not support the adoption of quotas to support its Diversity Policy. Employees, management and directors will be recruited and promoted based upon their qualifications, abilities and contributions.

The Board is committed to fostering a diverse workplace environment where:
(iii) annual and cumulative progress
by the issuer in achieving the
objectives of the policy, and	•	individual differences and opinions are heard and respected;

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.	•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and
	•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board will proactively monitor Company performance in meeting the standards outlined in the Diversity Policy. This will include an annual review of any diversity initiatives established by the Board and progress in achieving them.

The Board will consider diversity in the selection criteria of new Board members. In particular, it will seek to have at least one woman candidate for any future director positions.

In each Annual Report or Management Proxy Circular, the Company will disclose:

	•	the measurable initiatives for achieving diversity set by the Board in accordance with the Diversity Policy and the progress towards achieving them; and

	•	the proportion of women at Endeavour as employees, senior management and on the Board.

DISCLOSURE	COMMENTS
REQUIREMENTS

Consideration of the Representation

The Company does not support the adoption of quotas to support its Diversity Policy and, therefore, does not generally consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. Directors will be recruited and promoted based upon their qualifications, abilities and contributions. Pursuant to the Diversity Policy, the Board will seek to have at least one woman candidate under consideration for any future director positions to be filled.

of Women in the Director
Identification and Selection
Process— Disclose whether and, if so,
how the board or nominating
committee considers the level of
representation of women on the board
in identifying and nominating
candidates for election or re-election
to the board. If the issuer does not
consider the level of representation of
women on the board in identifying and
nominating candidates for election or
re-election to the board, disclose the
issuer's reasons for not doing so.

Consideration Given to the

The Company does not support the adoption of quotas to support its Diversity Policy and, therefore, does not generally consider the level of representation of women in executive officer positions when making executive officer appointments Executive officers will be recruited and promoted based upon their qualifications, abilities and contributions. Pursuant to the Diversity Policy, management of the Company will seek to have at least one woman candidate under consideration for any new senior management positions to be filled.

Representation of Women in
Executive Officer Appointments --
Disclose whether and, if so, how the
issuer considers the level of
representation of women in executive
officer positions when making
executive officer appointments. If the
issuer does not consider the level of
representation of women in executive
officer positions when making
executive officer appointments,
disclose the issuer's reasons for not
doing so.

DISCLOSURE	COMMENTS
REQUIREMENTS

Issuer’s Targets Regarding the
Representation of Women on the
Board and in Executive Officer
Positions

(a) For purposes of this Item, a
"target" means a number or
percentage, or a range of numbers or
percentages, adopted by the issuer of
women on the issuer's board or in
executive officer positions of the
issuer by a specific date.

(b) Disclose whether the issuer has
adopted a target regarding women on
the issuer's board. If the issuer has  not
adopted a target, disclose why it has
not done so.

(c) Disclose whether the issuer has
adopted a target regarding women in
executive officer positions of the
issuer. If the issuer has not adopted a
target, disclose why it has not done so.

(d) If the issuer has adopted a target
referred to in either (b) or (c),
disclose:

(i) the target, and

(ii) the annual and cumulative
progress of the issuer in achieving the
target.

The Company has not adopted a target (as defined) regarding women on its Board. Pursuant to the Diversity Policy, the Board will seek to have at least one woman candidate for any future director positions.

The Company has not adopted a target (as defined) regarding women in executive officer positions of the Company. Pursuant to the Diversity Policy, management of the Company will seek to have at least one woman candidate under consideration for any new senior management positions to be filled.

The Company has not adopted specific dates to achieve the above goals as the Board and management will consider director and executive officer candidates if, as and when the need arises based upon candidate qualifications, abilities and potential contributions irrespective of gender as the Company does not support the adoption of quotas to support its Diversity Policy.

Number of Women on the Board and
in Executive Officer Positions

(a) Disclose the number and
proportion (in percentage terms) of
directors on the issuer’s board who
are women.

(b) Disclose the number and
proportion (in percentage terms) of
executive officers of the issuer,
including all major subsidiaries of the
issuer, who are women. .

As at December 31, 2016 the Company did not have any directors or executive officers who are women. Effective March 8, 2017 the Company promoted a woman as Vice President, Controller.

As at December 31, 2016, women comprise 10.6% of the employees of the Company and its major subsidiaries.